FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 1, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2011.

2.  Reconciliation of Operating Profit excluding unrealized changes in fair value to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2011 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2012

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK

Year-end Report 2011

January-December 2011

•                  Operating profit amounted to Skr 1,889.1 million (12M10: Skr 3,939.7 million(1)) and After-tax return on equity amounted to 11.3 percent (12M10: 22.2 percent)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 1,847.6 million (12M10: Skr 4,114.7 million(1))

•                  New lending to, and for, Swedish exporters amounted to Skr 51.2 billion (12M10: Skr 48.7 billion)

•                  The outstanding volume of offers for loans at the end of 2011 amounted to Skr 64.3 billion (Year-end 2010: Skr 86.6 billion)

•                  Common Equity Tier-1 adequacy ratio was 19.6 percent at the end of 2011 (Year-end 2010: 18.7)

•                  The Board of Directors has resolved to propose at the Annual General Meeting that a dividend of Skr 420.0 million be paid, which represents 30 percent of net profit after tax.

Fourth quarter of 2011

•                  Operating profit for the fourth quarter of 2011 amounted to Skr 678.9 million (4Q10: Skr 2,968.0 million(1))

•                  Operating profit excluding unrealized changes in value for the fourth quarter of 2011 amounted to Skr 739.9 million (4Q10: Skr 3,066.1 million(1))

(1) In 2010, a profit of Skr 2,565.0 million was realized for the sale of shares in Swedbank.

2011 For the period 01/01/11 — 31/12/11 Download the report at www.sek.se

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in mn	Oct-Dec, 2011 Skr	Jul-Sep, 2011 Skr	Oct-Dec, 2010 Skr	Jan-Dec, 2011 Skr	Jan-Dec, 2010 Skr
Results
Net interest revenues	530.2	462.2	507.1	1,870.8	1,898.5
Operating profit	678.9	253.3	2,968.0	1,889.1	3,939.7
Net profit	483.0	177.1	2,181.8	1,399.5	2,891.7
After-tax return on equity (1)	15.7%	5.8%	26.6%	11.3%	22.2%

Operating profit excl. unrealized changes in fair value (2)	739.9	309.9	3,066.1	1,847.6	4,114.7
After-tax return on equity excl. unrealized changes in fair value (1)	17.1%	7.1%	30.5%	11.0%	26.3%

Operating profit exluding profit from sale of Swedbank shares
Operating profit	678.9	253.3	403.0	1,889.1	1,374.7
After-tax return on equity (1)	15.7%	5.8%	11.6%	11.3%	7.7%

Operating profit excl. unrealized changes in fair value (2)	739.9	309.9	501.1	1,847.6	1,549.7
After-tax return on equity excl. unrealized changes in fair value (1)	17.1%	7.1%	13.5%	11.0%	9.9%

Customer financing
New customer financing (3)	17,095	8,611	9,665	51,249	48,749
of which direct customer financing	6,668	3,749	2,641	20,549	24,388
of which end customer financing	10,427	4,862	7,024	30,700	24,361
Loans, outstanding and undisbursed (3), (4)	220,672	213,924	217,862	220,672	217,862
Volume of offers of lending	64,294	60,320	86,623	64,294	86,623

Borrowing
New long-term borrowings (5)	2,506	18,933	17,596	47,685	76,644
Outstanding senior debt	273,245	291,047	300,671	273,245	300,671
Outstanding subordinated debt	3,175	3,218	2,590	3,175	2,590

Total assets	319,702	341,240	339,688	319,702	339,688

Capital
Total capital adequacy ratio, including Basel I-based additional requirements (6)	23.3%	22.6%	22.4%	23.3%	22.4%
Total capital adequacy ratio, excluding Basel I-based additional requirements (7)	23.3%	22.6%	22.4%	23.3%	22.4%
Tier-1 capital adequacy ratio (6)	23.3%	22.6%	22.4%	23.3%	22.4%
Common Equity Tier-1 adequacy ratio (8)	19.6%	19.0%	18.7%	19.6%	18.7%

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at December 31, 2011 and December 31, 2010, and in matters concerning flows, the twelve-month period or the three-month period ended on December 31, 2011. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Year-end Report 2011

Reliable financing increasingly important for Swedish exporters

SEK’s role as a reliable provider of long-term financing is becoming increasingly important. Exporters’ difficulty in obtaining competitive financing from other sources has strengthened SEK’s market complementary role.

SEK’s new lending to Swedish exporters and their customers amounted to Skr 51.2 billion in 2011. This was an increase of Skr 2.5 billion from 2010. Of total new lending, Skr 30.7 billion comprised financing for Swedish exporters’ customers and Skr 20.5 billion was direct financing for Swedish exporters.

This high volume of lending demonstrates that SEK is an increasingly important financial provider for the Swedish export industry and, thus, a complement to other financial institutions. The number of inquiries about financing increased during the year and SEK has been more involved in arranging deals than previously. The increased uncertainty in the market also led to more export contracts being financed via the Swedish export credit system.

The volume of new lending was not only due to the difficulties in obtaining financing from other institutions. SEK’s work on developing its relations with the approximately 300 largest Swedish exporters is starting to yield results and an increasing number of Swedish exporters are seeing the benefits of a niche actor like SEK that has a complementary role in the market. There were a number of new customers during the year. Bonnier AB, Cargotec and Indutrade are examples of new customers that SEK assisted with financing in 2011.

The Swedish export credit system is working well and is important for the competitiveness of Swedish exporters. Ericsson, ABB, Volvo and Stora Enso are examples of important Swedish exporters that have made use of export credits.

The volume of outstanding and agreed undisbursed credits totaled Skr 220.7 billion at the end of 2011, compared with Skr 217.9 billion at the end of 2010. The total volume of outstanding offers for export credits amounted to Skr 64.3 billion at the end of the year, a decrease of Skr 22.3 billion compared to the end of 2010 due to outstanding offers expiring during the year.

New customer financing

(Skr billion)

	Jan-Dec, 2011		Jan-Dec, 2010
Customer financing of which:
- End customer financing	30.7	(1)	24.3
- Direct customer financing	20.5		24.4
Total	51.2		48.7

(1) Of which Skr 7.3 billion (Year-end 2010: Skr 8.6 billion) had not been disbursed at period-end.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

A stable haven in a turbulent market

SEK’s new borrowing in 2011 amounted to Skr 51.1 billion, which is a decrease of Skr 25.5 billion compared to 2010. This decrease was primarily due to the decision to reduce the size of the company’s liquidity placements. However, SEK continues to be well prepared for new borrowing. Despite the turbulent market conditions, SEK had access to the key capital markets throughout the year.

In 2011 the US market accounted for a major share, 46 percent, of SEK’s new borrowing. One reason that SEK was so active on this market was the high customer demand for financing in US dollars and SEK was able to borrow on attractive terms throughout the year on the domestic market. Japan was SEK’s second-largest market, accounting for 27 percent of new borrowing. Maturities on the Japanese market were longer than during the previous year and corresponded well with the longer maturities of SEK’s new lending. Repurchase of own debt amounted to Skr 13.3 billion (Year-end 2010: Skr 9.2 billion) and early redemption on own debt amounted to Skr 23.2 billion (Year-end 2010: Skr 24.6 billion) for 2011.

This reliable funding is an important element in SEK’s complementary role in the market. Swedish exporters also need access to long-term financing during times of financial uncertainty and when new, pending capital adequacy regulation makes long-term loans difficult to obtain. The new regulation, which will require closer matching of borrowing and lending by banks, will increase the costs of their long-term lending. SEK already matches the maturity profiles of its borrowing and lending and therefore incurs no refinancing risk.

In July SEK issued a USD 1 billion global benchmark bond. This issue, which was well received and subscribed for by investors around the world, was undertaken in cooperation with Barclays, Bank of America Merrill Lynch and Morgan Stanley.

SEK continued its work of diversifying its funding base across new investors and markets. The work with SEK bonds aimed at Swedish private investors continued and the company intensified its efforts in opening up new domestic markets, especially the Chinese market.

New borrowing
Long-term borrowing (Skr billion)

Markets, 2011

Products, 2011

Comments to the consolidated financial accounts

January - December 2011

Operating profit

Operating profit amounted to Skr 1,889.1 million (12M10: Skr 3,939.7 million), a decrease by 52 percent compared to the previous year. The negative change was mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of Swedbank shares. In addition, expenses for net credit losses have increased by Skr 119.1 million in 2011 compared to 2010. The negative change in net result is compensated by realized gains in 2011 related to the sale of a claim against a subsidiary in the Lehman Brothers Group amounting to Skr 279.3 million. Furthermore the negative change was offset by the sale of a subsidiary whose only asset was the former office building of SEK, amounting to Skr 105.1 million. Operating profit excluding profit from the disposal of shares increased by 37 percent.

Net interest revenues

Net interest revenues amounted to Skr 1,870.8 million (12M10: Skr 1,898.5 million), a decrease by 1 percent compared to the previous year, due to a decreasing average size of volumes of interest bearing assets which to some extent is offset by an increase in margins.

The average margin on debt-financed interest-bearing assets amounted to 0.55 percent per annum (12M10: 0.49 percent), an increase by 12 percent compared to the previous year. The increase in margin was mainly due to lower interest costs compared to the previous year when the costs related to the state’s stability fund were higher.

The average amount of debt-financed interest-bearing assets amounted to Skr 268.0 billion (12M10: Skr 308.3 billion), a decrease by 13 percent compared to the previous year. The majority of the decrease is related to the average volume of the liquidity placements which decreased compared to the previous year due to SEK’s decision to reduce the liquidity placements.

Net results of financial transactions

The net result of financial transactions amounted to Skr 523.4 million (12M10: Skr 2,497.6 million). The negative change was mainly attributable to a realized gain in 2010 amounting to Skr 2,565.0 million for the disposal of shares.

—Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 481.9 million (12M10: Skr 2,672.6). The decrease was mainly attributable to a realized gain the previous year amounting to Skr 2,565.0 million for the disposal of shares. The negative change in net result was offset by realized net gains from disposed assets and early redemption equal to Skr 434.9 million (12M10: Skr 108.4), of which Skr 279.3 million was related to the sale of a claim on a subsidiary of the Lehman Brothers Group.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr 41.5 million (12M10: Skr -175.0). Unrealized positive changes in net result in 2011 were mainly attributable to credit spread on SEK’s own debt which was offset by a change in value related to SEK’s subordinated debt. The negative change in fair value during the same period the previous year was mainly due to changes in fair value on long-term borrowing.

Other operating income

Other operating income amounted to Skr 108.8 million (12M10: Skr 0.0) and consisted mainly of realized profit from the disposal of shares in subsidiaries. On April 13, 2011, the Parent Company sold all the shares in the wholly-owned subsidiary AB SEKTIONEN to a company in the LMK Industri AB Group. AB SEKTIONEN’s main asset was its building, which served as SEK’s headquarters up to December 17, 2010, when SEK moved its headquarters to new, rented, premises. AB SEKTIONEN’s operating business prior to the sale was to rent its building to the Parent Company.

Personnel expenses and other expenses

Personnel expenses totaled Skr 282.8 million (12M10: Skr 259.4 million) and other expenses totaled Skr 203.1 million (12M10: Skr 191.9 million). The increase in personnel expenses was due to an accrual being made for the estimated cost of the general personnel incentive system of Skr 25.5 million (12M10: Skr 0.0) since the set objectives were met. There were no outcomes in the personnel incentive system in the previous year. The outcome of the general personnel incentive system is based on the operating profit excluding unrealized changes in fair value, and may not exceed two months’ salary. Executive Directors are not covered by the system. The increase in other expenses was mainly due to an increase in the costs on premises.

Net credit losses

Net credit losses amounted to Skr 110.9 million, compared to the recovery of net credit losses amounting to Skr 8.2 million for 2010. During the year an additional provision of Skr 110.0 million has been made to the reserve for unspecified counterparties, while, by contrast, the same period the previous year the reserve decreased by Skr 35.0 million. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions.

Changes in fair value in other comprehensive income

Changes in fair value, not reported in net profit but in other comprehensive income, amounted to Skr 406.8 (12M10: Skr -1,858.6 million). Skr 12.1 million (12M10: Skr -1,653.0 million) was attributable to the change in value on available-for-sale securities and Skr 394.7 million (12M10: Skr -205.6 million) was attributable to the change in value of derivatives used in cash-flow hedges.

The positive changes in fair value for the full year 2011 related to available-for-sale securities were due to decreased credit spreads on asset bonds. The negative change in fair value during the previous year in value of available-for-sale securities were mainly due to a transfer of unrealized positive changes in fair value in the shares in Swedbank, from other comprehensive income to operating profit, due to realized profit related to the disposal. The positive changes in fair value related to cash-flow hedges during 2011 were related to unrealized profit on derivatives attributable to declining Swedish interest rates for maturities over one year in Swedish kronor. The previous year’s negative changes in fair value related to cash-flow hedges were due to a transfer of unrealized changes in fair value from other comprehensive income to net interest revenues in operating profit was carried out during 2010. After tax deductions amounting to Skr -107.0 million (12M10: Skr 488.6 million), other comprehensive income amounted to Skr 299.8 million (12M10: Skr -1,370.0 million).

Fourth quarter of 2011

Operating profit

Operating profit solely for the fourth quarter of 2011 amounted to Skr 678.9 million (4Q10: Skr 2,968.0 million), a decrease by 81 percent compared to the same period of 2010. The decrease in operating profit was related to a realized profit in the previous year amounting to Skr 2,565.0 million attributable to the sale of shares in Swedbank. Operating profit excluding profit from the disposal of shares increased by 68 percent.

Net interest revenues

Net interest revenues for the fourth quarter of 2011 amounted to Skr 530.2 million (4Q10: Skr 507.1 million), an increase of 5 percent compared to the same period the previous year. The increase was due to increased margins. These were, however, offset by lower average volumes.

The average margin on debt-financed interest-bearing assets for the fourth quarter of 2011 amounted to 0.66 percent per annum (4Q10: 0.55), an increase by 20 percent compared to the same period the previous year.

The average amount of debt-financed interest-bearing assets amounted to Skr 267.3 billion (4Q10: Skr 287.2) during the fourth quarter 2011, a decrease by 7 percent compared to the same period the previous year. The main reason was the reduction of liquidity placements whereas the average loan volume has increased compared to the fourth quarter the previous year.

Net results of financial transactions

The net result of financial transactions for the fourth quarter of 2011 amounted to Skr 291.2 million (4Q10: Skr 2,598.7 million). The decrease in net result of financial transactions in operating profit was related to realized profit the previous year amounting to Skr 2,565.0 million attributable to sales of shares.

Personnel expenses and other expenses

Personnel expenses for the fourth quarter of 2011 totaled Skr 75.6 million (4Q10: Skr 78.7 million) and other expenses totaled Skr 60.6 million (4Q10: Skr 55.4 million). The decrease in personnel expenses was mainly attributable to pension costs being lower. The increase in other expenses was mainly related to an increase in the costs on premises.

Net credit losses

Net credit losses for the fourth quarter of 2011 amounted to Skr 9.4 million, compared to net credit gains amounting to Skr 1.5 million for the fourth quarter of 2010. During the fourth quarter 2011 an additional provision of Skr 10.0 million was made to the reserve for unspecified counterparties, while, by contrast, during the same period the previous year the reserve remained unchanged.

Changes in fair value in other comprehensive income

Changes in fair value not reported in net profit but in other comprehensive income amounted to Skr 23.1 million in the fourth quarter of 2011 (4Q10: Skr -2,810.0 million), of which Skr 11.2 million (4Q10: Skr -2,583.1 million) was attributable to available-for-sale securities and Skr 11.9 million (4Q10: Skr -226.9 million) was attributable to derivatives in cash-flow hedges. The positive changes in fair value for the fourth quarter of 2011 regarding available-for-sales securities were due to decreased credit spreads on asset bonds. The negative changes in previous year in fair value of available-for-sale securities were mainly due to the transfer of unrealized positive changes in fair value in the shares in Swedbank, from other comprehensive income to operating profit, due to realized profit related to the disposal of those shares. Positive changes in fair value related to cash-flow hedges were related to unrealized profit on derivatives, originating from declining Swedish interest rates for maturities over one year in Swedish kronor. Negative changes in fair value compared to the same period the previous year related to cash-flow hedges were due to increasing interest rates during the period. After tax deduction amounting to Skr -6.1 million (4Q10: Skr 738.9 million), other comprehensive income amounted to Skr 17.0 million (4Q10: Skr -2,071.1 million).

Consolidated statements of comprehensive income and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) which is operating profit including changes in fair value of certain financial instruments and operating profit excluding unrealized changes in fair value. Operating profit excluding unrealized changes in fair value excludes changes in fair value of certain financial instruments which are recognized for IFRS purposes.

.

Operating profit excluding changes in fair value of certain financial instruments is a supplementary metric to operating profit. Operating profit values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Operating profit excluding unrealized changes in fair value does not reflect these mark-to-market valuation effects.

Performance measurement and return on equity

	Oct-Dec,	Jul-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
Skr mn	2011	2011	2010	2011	2010
Operating profit	678.9	253.3	2,968.0	1,889.1	3,939.7
Unrealized changes in fair value (Note 2)	61.0	56.6	98.1	-41.5	175.0
Operating profit excluding unrealized changes in fair value	739.9	309.9	3,066.1	1,847.6	4,114.7
After-tax return on equity (Operating profit)	15.7%	5.8%	26.6%	11.3%	22.2%
After-tax return on equity excluding unrealized changes in fair value	17.1%	7.1%	30.5%	11.0%	26.3%

Statements of Financial Position

Total assets

SEK’s total assets amounted to Skr 319.7 billion as of December 31, 2011, a decrease by 6 percent from year-end 2010 (Year-end 2010: Skr 339.7 billion). The decrease was mainly related to lower outstanding volumes of liquidity placements due to SEK’s decision to reduce such placements.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 220.7 billion as of December 31, 2011 (Year-end 2010: Skr 217.9 billion), representing an increase by 2 percent since the year-end 2010. Of the total amount at December 31, 2011, Skr 195.6 billion represented outstanding loans, an increase by 9 percent from the year-end 2010 (Year-end 2010: Skr 179.7 billion), of which Skr 34.2 billion derived from the S-system (Year-end 2010: Skr 24.0 billion). See Note 9.

As of December 31, 2011 the aggregated amount of outstanding offers amounted to Skr 64.3 billion (Year-end 2010: Skr 86.6 billion), a decrease of 26 percent since the year-end 2010, of which Skr 57.6 billion (Year-end 2010: Skr 75.8 billion) derived from the S-system. The decrease in outstanding offers was related to a large portion maturing during the year.

In the composition of SEK’s counterparty exposure, exposure to government export credit agencies and corporates has increased proportionately, to the decrease in exposure to financial institutions and asset-backed securities. Of the total counterparty exposure at December 31, 2011, 43 percent (Year-end 2010: 41 percent) was to states and government export credit agencies; 28 percent (Year-end 2010: 33 percent) was to financial institutions; 5 percent (Year-end 2010: 7 percent) was to asset-backed securities; 18 percent (Year-end 2010: 12 percent) was to corporates; and 6 percent (Year-end 2010: 7 percent) was to regional governments. SEK’s exposure to derivative counterparties is significantly limited when compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

For net exposures to counterparties in Greece, Ireland, Italy, Portugal and Spain see Note 12. These exposures have decreased in 2011.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other; with little impact on the value of net assets (see Notes 7 and 8).

Liabilities and equity

As of December 31, 2011, the aggregate volume of funds borrowed and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, we consider that all outstanding commitments are covered through maturity.

On December 21, 2011, Standard & Poor’s Ratings Services (“S&P”) announced that it had lowered its issue ratings on SEK’s two rated outstanding junior subordinated debt instruments to ‘BBB-’ from ‘A+’. At the same time, they lowered the associated program ratings on SEK’s junior subordinated hybrid instruments to ‘BBB-’ from ‘A+’. According to S&P, the rating action is in line with S&P’s updated methodology on rating hybrid instruments and reflects their view that in most instances within the EU involving state aid, there has been a requirement to apply a burden-sharing arrangement involving junior subordinated debt holders. The downgrade is limited to these two junior subordinated debt instruments and the related program. No other ratings of SEK or any of its other debt instruments are affected.

Capital Adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 23.3 percent as of December 31, 2011 (Year-end 2010: 22.4 percent), of which the Tier-1 capital ratio was 23.3 percent (Year-end 2010: 22.4 percent). Amendments to the capital adequacy rules related to price adjustments, which came into effect in December 2011 in Sweden, have affected the capital base, however not with a material effect. The Common Equity Tier-1 Capital adequacy ratio was 19.6 percent (Year-end 2010: 18.7 percent). See Note 12 for further information on capital adequacy, risk and exposure.

Dividend

The Board of Directors has resolved to propose at the Annual General Meeting that a dividend of Skr 420.0 million be paid in accordance with company dividend policy.

Events after the Reporting Period

No events with significant impact on the information in the report have occurred after the reporting period’s end.

Consolidated Statements of Comprehensive Income Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	Oct-Dec, 2011	Jul-Sep, 2011	Oct-Dec, 2010	Jan-Dec, 2011	Jan-Dec, 2010
Interest revenues		2,689.9	2,612.9	2,703.5	10,223.0	12,183.1
Interest expenses		-2,159.7	-2,150.7	-2,196.4	-8,352.2	-10,284.6
Net interest revenues		530.2	462.2	507.1	1,870.8	1,898.5
Commissions earned		8.4	-5.2	3.8	12.3	19.7
Commissions incurred		-2.5	-1.5	-3.1	-14.9	-19.9
Net results of financial transactions	2	291.2	-35.5	2,598.7	523.4	2,497.6
Other operating income		1.1	-0.6	—	108.8	—
Operating income		828.4	419.4	3,106.5	2,500.4	4,395.9
Personnel expenses		-75.6	-62.6	-78.7	-282.8	-259.4
Other expenses		-60.6	-45.4	-55.4	-203.1	-191.9
Depreciations and amortizations of non-financial assets		-3.9	-3.6	-2.9	-14.5	-13.1
Net credit losses	3	-9.4	-54.5	-1.5	-110.9	8.2
Operating profit		678.9	253.3	2,968.0	1,889.1	3,939.7

Taxes	4	-196.0	-76.2	-786.2	-489.6	-1,048.0
Net profit for the year (after taxes)(i)		483.0	177.1	2,181.8	1,399.5	2,891.7

Other comprehensive income related to:
Available-for-sale securities(ii)		11.2	-12.7	-2,583.1	12.1	-1,653.0
Derivatives in cash flow hedges		11.9	376.7	-226.9	394.7	-205.6
Tax on other comprehensive income	4	-6.1	-95.7	738.9	-107.0	488.6
Total other comprehensive income		17.0	268.3	-2,071.1	299.8	-1,370.0
Total comprehensive income(i)		500.0	445.4	110.7	1,699.3	1,521.7

(i) The entire profit goes to the shareholder of the Parent Company.

(ii) Changes in the value of the shares in Swedbank are included in 2010. See Note 2 and 11.

Consolidated Statements of Financial Position Unaudited (except for Jan-Dec, 2010)

Skr mn	Note	December 31, 2011	December 31, 2010
Assets
Cash and cash equivalents	6, 7	3,749.6	8,798.0
Treasuries/government bonds	6, 7	2,033.4	5,431.3
Other interest-bearing securities except loans	6, 7	74,738.5	100,533.0
Loans in the form of interest-bearing securities	6, 7	66,204.5	71,805.8
Loans to credit institutions	3, 6, 7	25,791.6	22,538.9
Loans to the public	3, 6, 7	107,938.1	87,101.9
Derivatives	7, 8	31,467.0	37,659.8
Property, plant, equipment and intangible assets	5	128.4	159.3
Other assets		3,909.8	1,704.1
Prepaid expenses and accrued revenues		3,741.0	3,955.5
Total assets		319,701.9	339,687.6

Liabilities and equity
Borrowing from credit institutions	7	15,833.9	14,342.8
Borrowing from the public	7	59.1	19.3
Senior securities issued	7	257,352.4	286,309.5
Derivatives	7, 8	22,604.8	18,057.4
Other liabilities		2,497.0	1,640.6
Accrued expenses and prepaid revenues		3,351.0	3,443.4
Deferred tax liabilities		811.6	660.9
Provisions		49.6	53.6
Subordinated securities issued	7	3,174.4	2,590.3
Total liabilities		305,733.8	327,117.8

Share capital		3,990.0	3,990.0
Reserves		294.6	-5.2
Retained earnings		9,683.5	8,585.0
Total equity		13,968.1	12,569.8

Total liabilities and equity		319,701.9	339,687.6

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		123.0	229.7

Contingent assets and liabilities	11	1.1	4.5

Commitments
Committed undisbursed loans	11	25,071.8	38,205.2

Consolidated Statements of Changes in Equity, in Summary Unaudited (except for Jan-Dec, 2010)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity 2010	13,456.1	3,990.0	180.0	1,184.8	8,101.3
Net profit for the year	2,891.7				2,891.7
Other comprehensive income:
Changes in fair value
Available-for-sale securities	835.5			835.5
Derivatives in cash flow hedges	-2.9		-2.9
Reclassified to profit or loss	-2,691.5		-202.7	-2,488.8
Tax on other comprehensive income	488.9		54.1	434.8
Total other comprehensive income	-1,370.0		-151.5	-1,218.5
Total comprehensive income	1,521.7		-151.5	-1,218.5	2,891.7
Dividend	-2,408.0				-2,408.0
Closing balance of equity 2010 (2)	12,569.8	3,990.0	28.5	-33.7	8,585.0
Opening balance of equity 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit for the year	1,399.5				1,399.5
Other comprehensive income:
Changes in fair value
Available-for-sale securities	-0.8			-0.8
Derivatives in cash flow hedges	546.9		546.9
Reclassified to profit or loss	-139.3		-152.2	12.9
Tax on other comprehensive income	-107.0		-103.8	-3.2
Total other comprehensive income	299.8		290.9	8.9
Total comprehensive income	1,699.3		290.9	8.9	1,399.5
Dividend	-301.0				-301.0
Closing balance of equity 2011 (2)	13,968.1	3,990.0	319.4	-24.8	9,683.5

(1) The total number of shares is 3,990,000.

(2) The entire equity goes to the shareholder of the Parent Company.

Consolidated Statements of Cash Flows, in Summary Unaudited (except for Jan-Dec, 2010)

Skr mn	Jan-Dec, 2011	Jan-Dec, 2010
Cash flow from operating activities	18,231.0	15,521.9
Cash flow from investing activities	139.1	-42.2
Cash flow from financing activities (1)	-23,420.1	-24,310.5
Cash flow for the period	-5,050.0	-8,830.8

Cash and cash equivalents at beginning of year	8,798.0	17,636.5
Net decrease (-) /increase (+) in cash and cash equivalents	-5,050.0	-8,830.8
Exchange rate differences on cash and cash equivalents	1.6	-7.7
Cash and cash equivalents at end of period (2)	3,749.6	8,798.0

(1) Of which Skr -301.0 million relates to shareholder dividends (12M10: Skr -2,408.0 million).

(2) Cash and cash equivalents include, in this context, cash at banks where amounts can be converted immediately into cash and short-term deposits where the time to maturity did not exceed three months on the acquisition date.

Notes

1.               Applied accounting principles

2.               Net results of financial transactions

3.               Impairment and past-due receivables

4.               Taxes

5.               Property, plant, equipment and intangible assets

6.               Loans and Liquidity Placements

7.               Classification of financial assets and liabilities

8.               Derivatives

9.               S-system

10.         Segment Reporting

11.         Contingent liabilities, contingent assets and commitments

12.         Capital Adequacy and Exposures

13.         Transactions with related parties

14.         Events after the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This Year-end Report is presented in accordance with IAS 34, Interim Financial Reporting.The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Segment Reporting has been changed from the fourth quarter of 2011 to better reflect the present internal reporting structure. Comparative figures have been restated. Given this change SEK reports two segments: direct customer financing and end customer financing.

The Consolidated Group’s accounting policies, methods of computation and presentation are, in all other aspects, the same as those used for the 2010 annual financial statements, considering also the amendments from IASB described in the Interim report for the first quarter 2011. The Year-end report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2010. Changes in accounting standards have had insignificant impact on accounting in 2011.

Note 2. Net results of financial transactions

Skr mn	Oct-Dec, 2011		Jul-Sep, 2011		Oct-Dec, 2010		Jan-Dec, 2011		Jan-Dec, 2010
Net result of financial transactions was related to
Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	-0.3		2.5		-2.2		4.8		-0.8
Interest compensation	-5.9		8.1		99.4		42.2		99.4
Realized results on settled assets and repurchased debt	358.4	(1)	10.5		2,599.6	(2)	434.9	(1)	2,574.0	(2)
Total net result of financial transactions, before certain fair value changes	352.2		21.1		2,696.8		481.9		2,672.6

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	-61.0	(1)	-56.6	(3)	-98.1		41.5		-175.0
Total net result of financial transactions	291.2		-35.5		2,598.7		523.4		2,497.6

(1) A realized gain is included in the period attributable to the disposal of an earlier reclassified contingent asset related to Lehman Brothers that was effectuated in November. This item is then moved from unrealized changes in fair value where it was accounted for earlier (see footnote 2). See Note 11 for more information regarding reporting of contingent assets.

(2) The disposal of the shares in Swedbank in the fourth quarter of 2010 is reported in the line item Realized results on settled assets and repurchased debt with a value of Skr 2,565.0 million which correspond to the changes in fair value that has been reported previously as other comprehensive income and has been included in the fair value reserve within equity. See Note 11 for more information.

(3) A positive change in value is included in the period attributable to a reclassification of contingent assets related to Lehman Brothers that was effectuated in June. SEK believes that previous reported contingent assets related to the Lehman Brothers Group is now considered as virtually certain to have a positive fair value; therefore the asset has been reclassified and reported as an asset in the statement of financial position at fair value. The related changes in value accounted for as unrealized changes in fair value have been reported in operating profit. See Note 11 for more information regarding reporting of contingent assets.

Note 3. Impairment and past-due receivables

Skr mn	Oct-Dec, 2011	Jul-Sep, 2011	Oct-Dec, 2010	Jan-Dec, 2011	Jan-Dec, 2010
Credit losses (1), (2)	-10.2	-53.5	-2.4	-125.1	-119.7
Reversal of previous write-downs (3), (2)	0.7	-3.6	0.5	10.0	126.9
Net impairments and reversals	-9.5	-57.1	-1.9	-115.1	7.2
Recovered credit losses	0.1	2.6	0.4	4.2	1.0
Net credit losses	-9.4	-54.5	-1.5	-110.9	8.2
of which related to loans(4)	0.6	1.9	4.3	12.9	92.8
of which related to liquidity placements(4)	-10.0	-56.4	-5.8	-123.8	-84.6

Changes in reserves of financial assets
Balance brought forward	-666.7	-609.6	-559.2	-561.1	-939.9
Impaired financial assets sold (3)	—	—	—	—	371.6
Net impairments and reversals	-9.5	-57.1	-1.9	-115.1	7.2
Balance carried forward	-676.2	-666.7	-561.1	-676.2	-561.1
of which related to loans(4)	-33.5	-34.0	-41.6	-33.5	-41.6
of which related to liquidity placements(4)	-642.7	-632.7	-519.5	-642.7	-519.5

(1) SEK has two assets in form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. An impairment of Skr 16.0 million was recorded in the twelve-month period in relation to the two CDOs (12M10: Skr 119.4 million), bringing the total of such impairment to Skr 491.4 million (Year-end 2010: Skr 475.4 million). The assets have a book value gross before impairment of Skr 641.4 million (Year-end 2010: Skr 638.4 million).

(2) The amount for 2011 includes a provision of Skr 110.0 million (12M10: dissolution of Skr 35.0 million) related to bad debts not linked to a specific counterparty. This means that the provision for bad debt not linked to a specific counterparty amounted to Skr 160.0 million (Year-end 2010: Skr 50.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK has made an assessment of the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3) During the second quarter of 2010 the exposure to Glitnir Bank was settled, which resulted in a Skr 87.4 million reversal of previous write-downs in connection to the disposal of the asset.

(4) See Note 6 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	December 31, 2011		December 31, 2010
Past-due receivables:

Aggregate amount less than 90 days past-due	154.2	(1)	154.6	(1)

Aggregate amount of principal and interest more than 90 days past-due	891.8	(1),(2)	273.2	(1),(2)

Principal amount not past-due on such receivables	2,079.4	(1)	2,682.9	(1)

(1) Past-due receivables consist primarily of one loan in respect of which discussion of restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

(2) Of the aggregate amount of principal and interest past due Skr 153.5 million (Year-end 2010: Skr 273.2 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 153.5 million (Year-end 2010: Skr 0.0 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents actual tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Sale of shares in the subsidiary AB SEKTIONEN in the second quarter of 2011 is not taxable, which reduces the effective tax rate.

Note 5. Property, plant, equipment and intangible assets

Skr mn	December 31, 2011		December 31, 2010

Property, land and equipment
Net book value at beginning of the year	142.2		120.0
Acquisitions of the year	16.2		30.4
Sale or disposals of the year	-107.8	(1)	-4.8
Depreciation of the year	-9.9		-3.4
Net book value of property, plant and equipment	40.7		142.2	(2)

Intangible assets
Net book value at beginning of the year	17.1		10.7
Acqusitions of the year	75.2		12.2
Depreciation of the year	-4.6		-5.8
Net book value of intangible assets	87.7		17.1

Net book value of tangible and intangible assets	128.4		159.3

(1) The subsidiary AB SEKTIONEN, owner of the building at Västra Trädgårdsgatan was sold during the second quarter and generated a positive result of Skr 105.1 million which is reported as other operating income.

(2) Buildings and land in the Consolidated Group with a net book value of Skr 101.1 million represents assets held for sale.

Note 6. Loans and Liquidity Placements

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	December 31, 2011	December 31, 2010
Loans
Loans in the form of interest-bearing securities	66,204.5	71,805.8
Loans to credit institutions	25,791.6	22,538.9
Loans to the public	107,938.1	87,101.9
Less:
Deposits with time to maturity exceeding three months	-4,334.3	-1,790.2
Total loans	195,599.9	179,656.4

Liquidity placements
Cash and cash equivalents (1)	3,749.6	8,798.0
Deposits with time to maturity exceeding three months	4,334.3	1,790.2
Treasuries/government bonds	2,033.4	5,431.3
Other interest-bearing securities except loans	74,738.5	100,533.0
Total liquidity placements	84,855.8	116,552.5

Total interest-bearing assets	280,455.7	296,208.9

(1) Cash and cash equivalents include, in this context, cash at banks where amounts can be converted immediately into cash and short-term deposits where the time to maturity did not exceed three months on the acquisition date.

Note 7. Classification of financial assets and liabilities

	December 31, 2011
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held for trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	3,749.6					3,749.6
Treasuries/government bonds	2,033.4					2,033.4
Other interest-bearing securities except loans	74,738.5		4,477.4		9,197.6	61,063.5
Loans in the form of interest-bearing securities	66,204.5		2,288.8			63,915.7
Loans to credit institutions	25,791.6					25,791.6
Loans to the public	107,938.1					107,938.1
Derivatives	31,467.0	12,696.7		18,770.3
Total financial assets	311,922.7	12,696.7	6,766.2	18,770.3	9,197.6	264,491.9

	December 31, 2011
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held for trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,833.9				15,833.9
Borrowing from the public	59.1				59.1
Senior securities issued	257,352.4		130,317.6		127,034.8
Derivatives	22,604.8	19,954.8		2,650.0
Subordinated securities issued	3,174.4				3,174.4
Total financial liabilities	299,024.6	19,954.8	130,317.6	2,650.0	146,102.2

	December 31, 2010
		Financial assets at fair value through profit or loss
Financial assets by accounting category Skr mn	Total	Held for trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (1)
Cash and cash equivalents	8,798.0					8,798.0
Treasuries/government bonds	5,431.3					5,431.3
Other interest-bearing securities except loans	100,533.0		5,522.7		9,082.6	85,927.7
Loans in the form of interest-bearing securities	71,805.8		2,383.9			69,421.9
Loans to credit institutions	22,538.9					22,538.9
Loans to the public	87,101.9					87,101.9
Derivatives	37,659.8	22,775.9		14,883.9
Total financial assets	333,868.7	22,775.9	7,906.6	14,883.9	9,082.6	279,219.7

	December 31, 2010
		Financial liabilities at fair value through profit or loss
Financial liabilities by accounting category Skr mn	Total	Held for trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,342.8				14,342.8
Borrowing from the public	19.3				19.3
Senior securities issued	286,309.5		162,595.0		123,714.5
Derivatives	18,057.4	16,050.3		2,007.1
Subordinated securities issued	2,590.3				2,590.3
Total financial liabilities	321,319.3	16,050.3	162,595.0	2,007.1	140,666.9

(1) Of loans and receivables, 10 percent (Year-end 2010: 11 percent) are subject to fair-value hedge accounting and 6 percent (Year-end 2010: 5 percent) are subject to cash-flow hedge accounting.

(2) Derivatives used for economic hedges, accounted for as held-for-trading in accordance with IAS 39.

(3) Of other financial liabilities, 86 percent (Year-end 2010: 88 percent) are subject to fair-value hedge accounting.

The current financial uncertainty has not had any significant impact on fair values of assets or liabilities. There have been no significant transfers of assets or liabilities at fair value between the three levels of IFRS 7 fair value hierarchy.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr 209.4 million (Year-end 2010: Skr 107.9 million), which represents a cumulative decrease of the book value. For the period January 1 to December 31, 2011 this has changed by Skr 101.5 million (12M10: Skr -102.8 million), which decreased the value of financial liabilities and affected operating profit positively.  The accumulated changes for derivatives originating from credit risk amount to Skr -6.3 million (Year-end 2010:  Skr -23.6 million), period changes amounted to Skr 17.3 million (12M10: Skr -2.0 million) which has a positive effect on operating profit. The change in subordinated debt is related to a change in values. No new subordinated debt has been issued.

Repayments of long-term debt amounting to approximately Skr 37.6  billion (12M10: Skr 111.7 billion) has been effectuated, and SEK’s own debt repurchase and early redemption amounted to approximately Skr 36.5 billion (12M10: Skr 33.8 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 due to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. If SEK had not chosen the reclassification option it should have had a positive effect of Skr 0.4 million on Operating profit for the period January 1 to December 31, 2011 and a positive effect on operating profit of Skr 4.8 million for the period January 1 to December 31, 2010. With respect to the period January 1 to December 31, 2011, total interest revenues of Skr 32.1 million were derived from these reclassified assets, whereas, with respect to the period January 1 to December 31, 2010, total interest revenues Skr 72.0 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.8 percent.

Skr mn	December 31, 2011			December 31, 2010
Reclassified financial assets held for trading	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	241.5	245.4	245.5	3,368.9	3,368.6

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option the effect reported in other comprehensive income should have been a positive effect of Skr 29.0 million for the period January 1 to December 31, 2011. For the period January 1 to December 31, 2010 the reclassification affected other comprehensive income by a positive effect of Skr 11.1 million. With respect to the period January 1 to December 31, 2011, total interest revenues of Skr 90.9 million were derived from these reclassified assets and during the period January 1 to December 31, 2010, total interest revenues of Skr 129.4 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 2.2 percent.

Skr mn	December 31, 2011			December 31, 2010
Reclassified financial assets available for sale	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	1,122.6	1,130.7	1,128.2	4,235.6	4,203.9
Loans in the form of interest-bearing securities	930.2	1,019.8	1,019.8	1,783.2	1,783.4
Total	2,052.8	2,150.5	2,148.0	6,018.8	5,987.3

Note 8. Derivatives

	December 31, 2011			December 31, 2010
Derivative instruments by categories Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,169.6	7,226.2	143,469.3	3,846.8	7,003.8	148,043.8
Currency-related contracts	23,182.5	5,089.8	231,600.0	24,815.3	6,456.4	253,930.1
Equity-related contracts	1,952.9	8,747.5	58,498.7	7,085.1	3,958.0	73,069.0
Contracts rel. to commodities, loan risk, etc.	162.0	1,541.3	20,377.5	1,912.6	639.2	20,611.9
Total derivatives	31,467.0	22,604.8	453,945.5	37,659.8	18,057.4	495,654.8

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, et cetera.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotas are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotas for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The model used is the same for a hybrid liability and the structured swap hedging it, except for adjustments due to the counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in the counterparty’s and SEK’s own credit risk, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Such developments, which differ in different markets, have been taken into account in calculating the fair values for such liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case in which a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case in which no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total net exposures” in Note 12, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2011 the nominal amount of credit default swap contracts classified as financial guarantees were Skr 15,371.7 million (Year-end 2010: Skr 20,020.7 million).

Note 9. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together the “S-system”). Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting loans in the S-system. See Note 1(d) in the Annual Report for 2010. The remuneration from the S-system to SEK in accordance with the agreement, which amounted to Skr 72.4 million (12M10: Skr 48.7 million), is shown as a part of interest revenues in the Statements of Comprehensive Income for SEK. The assets and liabilities of the S-system are included in SEK’s statements of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2011 amounted to Skr 81.8 million (12M10: Skr -27.8 million), of which the net result for the CIRR loans represented Skr 123.8 million (12M10: Skr 11.6 million).

Statements of Comprehensive Income for the S-system Skr mn	Oct-Dec, 2011	Jul-Sep, 2011	Oct-Dec, 2010	Jan-Dec, 2011	Jan-Dec, 2010
Interest revenues	252.8	231.6	185.8	862.9	680.2
Interest expenses	-216.5	-198.4	-167.2	-802.5	-710.7
Net interest revenues	36.3	33.2	18.6	60.4	-30.5
Interest compensation (1)	2.0	0.9	50.8	92.4	50.8
Remuneration to SEK	-21.7	-20.7	-14.5	-72.4	-48.7
Foreign exchange effects	0.0	-1.6	-0.6	1.4	0.6
Reimbursement to (-) / from (+) the State	-16.6	-11.8	-54.3	-81.8	27.8
Net result	0.0	0.0	0.0	0.0	0.0

Statements of Financial Position for the S-system (included in SEK’s Statements of Financial Position) Skr mn	December 31, 2011	December 31, 2010
Cash and cash equivalents	20.1	55.9
Loans	34,226.9	23,989.0
Derivatives	4.6	16.9
Other assets	2,459.0	1,466.8
Total assets	36,710.6	25,528.6

Liabilities	34,591.8	24,353.6
Derivatives	2,118.8	1,175.0
Equity	—	—
Total liabilities and equity	36,710.6	25,528.6

Commitments
Committed undisbursed loans	9,036.0	16,570.1

(1) From the third quarter of 2011, the interest compensation has been reclassified to Net results from financial transactions. The compensation represents the change in fair value due to changes in applicable interest rates for early redemption of loans. The compensation was previously reported as a commission earned.

Note 10. Segment Reporting

The Segment Reporting has been changed from the fourth quarter of 2011 to better reflect the present internal reporting structure. Comparative figures have been restated. In accordance with IFRS 8, SEK has the following two business segments: direct customer financing and end customer financing.

Direct customer financing concerns financing that SEK arranges directly to, or for the benefit of Swedish exports companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services. Previously, SEK reported the operating segments granting of loans and other segments.

SEK’s management evaluates its business mainly on the basis of the non-IFRS income measure, operating profit excluding some fair valuation effects recorded according to IFRS. Evaluation of the operating segments profitability, accounting policies and allocations between operating segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the operating segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the operating segments.

	Oct-Dec, 2011
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value	Total
Net interest revenues and net commissions	320.7	215.4			536.1
Net results of financial transactions	151.5	200.7			352.2
Other operating income			1.1		1.1
Operating expenses	-59.9	-80.2			-140.1
Net credit losses	-6.4	-3.0			-9.4
Operating profit excl. unrealized changes in fair value	405.9	332.9	1.1		739.9
Unrealized changes in value				-61.0	-61.0
Operating profit	405.9	332.9	1.1	-61.0	678.9

	Jul-Sep, 2011
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value	Total
Net interest revenues and net commissions	247.1	208.4			455.5
Net results of financial transactions	7.3	13.8			21.1
Other operating income			-0.6		-0.6
Operating expenses	-48.6	-63.0			-111.6
Net credit losses	-29.7	-24.8			-54.5
Operating profit excl. unrealized changes in fair value	176.1	134.4	-0.6		309.9
Unrealized changes in value				-56.6	-56.6
Operating profit	176.1	134.4	-0.6	-56.6	253.3

	Oct-Dec, 2010
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value	Total
Net interest revenues and net commissions	305.7	202.1			507.8
Net results of financial transactions	112.9	18.9	2,565.0		2,696.8
Other operating income
Operating expenses	-52.8	-84.2			-137.0
Net credit losses	-0.1	-1.4			-1.5
Operating profit excl. unrealized changes in fair value	365.7	135.4	2,565.0		3,066.1
Unrealized changes in value				-98.1	-98.1
Operating profit	365.7	135.4	2,565.0	-98.1	2,968.0

	Jan-Dec, 2011
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value	Total
Net interest revenues and net commissions	1,098.1	770.1			1,868.2
Net results of financial transactions	227.3	254.6			481.9
Other operating income			108.8		108.8
Operating expenses	-211.5	-288.9			-500.4
Net credit losses	-71.9	-39.0			-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8		1,847.6
Unrealized changes in value				41.5	41.5
Operating profit	1,042.0	696.8	108.8	41.5	1,889.1

	Jan-Dec, 2010
Consolidated Statement of Comprehensive Income Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income (1)	Unrealized changes in value	Total
Net interest revenues and net commissions	1,110.7	787.6			1,898.3
Net results of financial transactions	124.4	-16.8	2,565.0		2,672.6
Other operating income
Operating expenses	-185.7	-278.7			-464.4
Net credit losses	72.6	-64.4			8.2
Operating profit excl. unrealized changes in fair value	1,122.0	427.7	2,565.0		4,114.7
Unrealized changes in value				-175.0	-175.0
Operating profit	1,122.0	427.7	2,565.0	-175.0	3,939.7

	December 31, 2011			December 31, 2010
Skr billion	Direct customer financing	End customer financing	Sum of operating segments	Direct customer financing	End customer financing	Sum of operating segments

Interest-bearing assets	127.5	147.5	275.0	136.7	158.0	294.7
Committed undisbursed loans	2.5	22.6	25.1	4.7	33.5	38.2

(1) The item consists of other operating income primarily due to the sale of AB SEKTIONEN and realized net profit due to the disposal of the shares in Swedbank.

Reconciliation between sum of operating segments and Consolidated statment of financial position
Skr billion	December 31, 2011	December 31, 2010
Sum of operating segments	275.0	294.7
Derivates	31.5	37.7
Property, plant, equipment and intangible assets	0.1	0.2
Other assets	3.9	1.7
Prepaid expenses and accrued revenues	3.7	4.0
Other (2)	5.5	1.4
Total	319.7	339.7
Consolidated statement of financial position	319.7	339.7

(2) Other consists mainly of call deposits.

Note 11. Contingent liabilities, contingent assets and commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of December 31, 2011. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.1 million (Year-end 2010: 4.5 million). Commitments consist of committed undisbursed loans. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed. Of the Skr 25,071.8 million of committed undisbursed loans at December 31, 2011 (Year-end 2010: Skr 38,205.2 million), committed undisbursed loans under the S-system represented Skr 9,036.0 million (Year-end 2010: Skr 16,570.1 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 9).

Lehman Brothers Holdings Inc.

Following Lehman Brothers Holdings Inc.’s (the Parent Company in the Lehman Brothers Group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared statements of claim (“Calculation Statements”)  in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantee and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to the replacement of these financial guarantees. SEK’s claims against Lehman Brothers associated with these financial guarantees has not previously been recognized in the statement of financial position due to the requirement that contingent assets only should be recognized when there is virtual certainty of collection.

During the beginning of 2011, SEK reached an agreement with one subsidiary in the former Lehman Brothers Group with regard to the parties’ respective claims. On November 16, 2011, an agreement was concluded with a third party for the sale of the said claim on the subsidiary in the former Lehman Brothers Group. The sale has resulted in a realized gain of Skr 279.3 million, of which Skr 100.0 million was already recorded as an unrealized gain in the second quarter of 2011 and Skr 127.0 million as an unrealized gain in the third quarter of 2011.

During the third quarter of 2011, SEK reached a similar agreement with another subsidiary in the former Lehman Brothers Group which resolves all of the parties’ respective claims. SEK has not incurred any losses as a result of this agreement. Following the resolution of these claims under the agreement, SEK believes that it no longer should report any contingent asset related to this particular Lehman Brothers subsidiary.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) notified SEK that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the relevant Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK has during the fourth quarter of 2011 made a payment to LBF representing SEK’s debt including interest in accordance with the Calculation Statements. SEK disagrees with LBF’s position, and intends to continue to vigorously defend its position.

SEK believes that it will not suffer any significant losses related to the bankruptcy of Lehman Brothers. SEK’s set-off and damage claims have however not been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of SEK’s dispute with LBF be given.

Sparbanksstiftelsernas Förvaltnings AB

In March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK, through a purchase, assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in the shares of Swedbank AB, which has been rejected by SEK. SEK subsequently subscribed for new shares in a rights offering of Swedbank AB in the autumn of 2009. Payment for new shares of Skr 497.6 million was delivered on October 6, 2009. SEK’s holding in Swedbank AB amounted to 3.3 percent and the number of shares amounted to 38,280,000 after participating in the rights offering.

On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including fair valuation changes. These shares had an acquisition cost of a total of Skr 997.6 million, and, as of September 30, 2010, had a book value of Skr 3,592.0 million, which corresponded to the fair value. The aforementioned additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.

On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. The statement of claim has subsequently (after SEK filed its defense) been supplemented and developed. The arbitration process is still ongoing. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

On October 28, 2010, SEK sold its entire stake in Swedbank AB. The holding was privately placed with a number of Swedish and international institutional investors. SEK, a holder of shares in Swedbank since March 2009, had previously announced that it should not be regarded as a long-term owner but rather had the intention to sell the stake in a responsible way. The shares, which had been acquired at a cost of Skr 997.6 million, were sold for a total of Skr 3,562.7 million resulting in a profit of Skr 2,565.0 million before taxes. At the board meeting held on October 29, 2010, SEK’s Board of Directors resolved to call an extraordinary general meeting with the purpose to propose an extra dividend amounting to Skr 1,890.0 million, equal to the realized profit from the sale after tax. The extraordinary general meeting was held on December 1, 2010, and a decision on a special dividend amounting to Skr 1,890.0 million was made. The dividend was paid to SEK’s owner, the Swedish state, on December 15, 2010.

Note 12. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2011 was 23.3 percent (Year-end 2010: 22.4 percent) without taking the effects of currently applicable transitional rules into account (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2010. As compared to when the Annual Report was published the uncertainty and risks especially in the financial system have further increased, which may lead to increased losses. This motivates the increase in credit loss reserves not linked to a specific counterparty.

Capital base Skr mn	December 31, 2011	December 31, 2010
Primary capital (Tier-1)	15,375	14,432
Total Capital base	15,375	14,432

Capital base - Adjusting items Skr mn	December 31, 2011	December 31, 2010
Equity	13,968	12,570
Equity-portions of untaxed reserves	n/a	n/a
Expected dividends	-420	-301
Items recognized at fair value	-475	-75
Intangible assets and other adjustments	-88	-58
Deduction from Tier-1	-33	n/a
Tier-1 eligible subordinated debt	2,423	2,381
100% of expected loss in accordance with IRB-calculation	—	-85
Total Tier-1 capital	15,375	14,432

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by recorded impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or an addition, as the case might be. As of December 31, 2011 the deduction from the capital base amounted to Skr 0.0 million. As of December 31, 2010, the deduction from capital base amounted to Skr 85.0 million. The amount reduces Tier-1 capital.

	December 31, 2011		December 31, 2010
Capital Requirements in Accordance with Pillar 1 Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardised method	1,767	141	925	74
Credit risk IRB method	59,349	4,748	58,157	4,653
Currency exchange risks	—	—	—	—
Operational risk	4,799	384	5,371	430
Total Basel II	65,915	5,273	64,453	5,157

Basel I based additional requirement (1)	—	—	26	2
Total Basel II inkl. additional requirement	65,915	5,273	64,479	5,159

Total Basel I	81,146	6,492	80,599	6,448

(1) The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2012, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

The regulations provide opportunities for companies to use different methods for calculating the capital requirement for operational risk. Until the third quarter of 2011, SEK used the basic indicator approach. As of the third quarter of 2011, SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2011 the legislator has determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules.

Capital Adequacy Analysis (Pillar 1)

	December 31, 2011		December 31, 2010
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.3%	23.3%	22.4%	22.4%
...Of which related to Tier-1 Capital	23.3%	23.3%	22.4%	22.4%

Capital adequacy quota (total capital base / total required capital)	2.92	2.92	2.80	2.80

Tier-1 Capital consists of equity adjusted for items according to the capital adequacy regulations (by SEK defined as Common Equity Tier-1) and subordinated debt that can be accounted for in Tier-1 Capital. Common Equity Tier-1 capital adequacy ratio amounted to 19.6 percent as of December 31, 2011 (Year-end 2010: 18.7 percent). The definition of what to be computed in Tier-1 Capital in future capital adequacy regulations has not yet been determined.

Net exposures

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	13.0	4	16.5	5	11.5	4	14.4	5	1.5	4	2.1	4
Government export credit agencies	123.1	39	123.8	36	101.7	37	91.1	31	21.4	55	32.7	64
Regional governments	19.1	6	23.7	7	18.8	7	23.2	8	0.3	1	0.5	1
Multilateral development banks	0.4	0	0.4	0	0.4	0	0.4	0	0.0	0	0.0	0
Financial institutions	86.5	28	114.1	33	74.0	27	101.6	35	12.5	32	12.5	24
Corporates	55.4	18	43.3	12	52.1	19	39.7	13	3.3	8	3.6	7
Securitization positions	16.1	5	24.0	7	16.1	6	24.0	8	0.0	0	0.0	0
Total	313.6	100	345.8	100	274.6	100	294.4	100	39.0	100	51.4	100

Net exposure European countries, excluding the Nordic countries

Skr billion	December 31, 2011	December 31, 2010
Great Britain	22.0	32.0
Germany	13.7	13.8
France	11.4	15.9
The Netherlands	8.1	9.0
Ireland(1)	4.3	3.7
Switzerland	3.3	2.7
Spain	3.3	3.5
Poland	3.1	3.1
Belgium	1.8	8.2
Italy	0.9	1.7
Portugal	0.8	0.9
Greece	0.0	0.0
Other countries	2.0	2.0
Total	74.7	96.5

(1) In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million at 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’

Net exposures to counterparties in Greece, Ireland, Italy, Portugal and Spain amounted to Skr 9.3 billion at the end of 2011 (Year-end 2010: Skr 9.8 billion).

Asset-backed securities held

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current rating. Ratings in the table as of 31 December 2011 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

December 31, 2011

Net exposures Skr mn
									...of which	...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which		...of which
		Auto		Consumer					rated	rated		rated		rated		rated		rated		rated		rated		rated		rated		CDO rated
Exposure	RMBS (1)	Loans	CMBS (1)	Loans	CDO (1)	CLO (1)		Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘BBB+’		‘BBB’		‘BBB-’		‘BB’		‘CCC’
Australia	3,550							3,550	3,550
Belgium	760							760	760
France		24						24	24
Germany		102	70					172	102	70	(3)
Ireland	920					1,465	(2)	2,385	1,465					45	(3)					592	(3)	283	(3)
Netherlands	834							834	834
Portugal	351							351										171	(3)					180	(3)
Spain	962	65		66		209		1,302	452	50	(3)	16	(3)	496	(3)	44	(3)	24	(3)							220	(3)
United Kingdom	3,246					57		3,303	3,044			259	(3)
United States					151	2,790		2,941	2,132	658	(3)																	151	(4)
Total	10,623	191	70	66	151	4,521		15,622	12,363	778		275		541		44		195		592		283		180		220		151

(1) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(2) In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million at 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’.

(3) Of these assets amounting to Skr 3,108 million, still Skr 1,535 million have the highest-possible rating from at least one of the rating institutions.

(4) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2011, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. SEK has recorded impairments of these assets. The impairments amount to Skr 491 million in total as of December 31, 2011.

December 31, 2010

Net exposures Skr mn
									...of which	...of which		...of which		...of which		...of which		...of which		...of which
		Credit	Auto		Consumer				rated	rated		rated		rated		rated		rated		CDO rated
Exposure	RMBS(1)	Cards	Loans	CMBS(1)	Loans	CDO(1)	CLO(1)	Total	‘AAA’	‘AA+’		‘AA’		‘AA-’		‘A+’		‘A’		‘CCC’
Australia	4,620							4,620	4,620
Belgium	765							765	765
France			146					146	146
Germany			388	73				461	461
Ireland	999						41	1,040	484					212	(2)	41	(2)	303	(2)
Japan			9					9	9
Netherlands	1,157						142	1,299	1,299
Portugal	382							382	382
Spain	1,096		120		154		306	1,676	1,027	347	(2)	302	(2)
United Kingdom	9,216							9,216	9,216
United States		450				163	3,270	3,883	2,717	1,003	(2)									163	(3)
Total	18,235	450	663	73	154	163	3,759	23,497	21,126	1,350		302		212		41		303		163

(1) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(2) Of these assets amounting to Skr 2,208 million, still Skr 1,748 million have the highest-possible rating from at least one of the rating institutions.

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. SEK has recorded impairments of these assets. The impairments amount to Skr 475 million in total as of December 31, 2010.

Note 13. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s 2010 Annual Report. No material changes have taken place in relations or transactions with related parties compared to the descriptions in the 2010 Annual Report, except for that SEK has during the interim period invested a larger volume than previous in Treasury bills issued by the Swedish National Debt Office. The holding amounted to Skr 1,995.3 million per December 31, 2011 (Year-end 2010: Skr 0.0 million).

Note 14.  Events after the Reporting Period

No events with significant impact on the information in the report have occurred after the reporting period’s end.

This Year-end report has not been subject to review by the Company’s auditors.

The Board of Directors and the President confirms that this Year-end Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, January 30, 2012

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson Chairman of the Board	Cecilia Ardström Director of the Board	Jan Belfrage Director of the Board

Lotta Mellström Director of the Board	Ulla Nilsson Director of the Board	Jan Roxendal Director of the Board

Åke Svensson Director of the Board		Eva Walder Director of the Board

Peter Yngwe President

Annual General Meeting

The Annual General Meeting will be held on April 26, 2012

Annual Report

The Company’s Annual Report will be available at SEK’s web-site www.sek.se week 12 in March 2012.

SEK has established the following expected dates for publishing of financial information and other related matters:

April 26, 2012	Interim Report for the period January 1 — March 31, 2012

July 20, 2012	Interim Report for the period April 1, 2012 — 30 June, 2012

October 22, 2012	Interim Report for the period July 1, 2012 — 30 September, 2012

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 30, 2012.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2010, is available at www.sek.se.

Supplemental Information

(1)  Operating profit, after taxes, expressed as a percentage per annum of the opening balance of equity, adjusted for dividends paid during the period. When calculating return on equity based on operating profit excluding unrealized changes in fair value, reserves related to financial assets available-for-sale and reserves for cash-flow hedge accounting are excluded from the opening balance of equity

(2)  Operating profit excludes unrealized fair value changes before and after taxes. Fair value changes relate to financial assets except held-for-trading securities and financial liabilities, and to related derivatives (see Note 2).

(3)  New customer financing includes new loans accepted and syndicated customer transactions. It refers to all loans accepted, regardless of maturities.

(4)  Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. SEK considers that these amounts are useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 6).

(5)  New borrowing with maturities exceeding one year.

(6)  Capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of a previous law (Law 2006:1371) regarding capital adequacy and large exposures.

(7)  Capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. Please see Note 12 “Capital Adequacy and Exposures”, in this Year-end report for a complete description of the calculation of required minimum capital due to valid transitional rules.

(8)  Capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1. According to SEK’s definition, Common Equity Tier-1 constitutes of Tier-1 capital excluding additional Tier-1 Capital in the form of perpetual subordinated debt.